Elaine D. Marion Chief Financial Officer (O) 703-984-8040 (F) 703-984-8640 emarion@eplus.com

January 2, 2013

BY EDGAR AND U.S. MAIL

Stephen G. Krikorian
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	ePlus inc. Form 10-K For the Fiscal Year Ended March 31, 2012 File No. 001-34167

Dear Mr. Krikorian:

We are in receipt of the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company’s Form 10-K for the fiscal year ended March 31, 2012, as set forth in your letter to Phillip G. Norton dated December 27, 2012.  Please be advised that the Company is preparing responses to the Staff’s comments, but due to the Holidays and personnel availability, more time is needed complete its response.  The Company anticipates that it will provide the Staff with a response letter by January 28, 2013.

Please contact the undersigned at (703) 984-8040 with any further comments or questions you may have.

Sincerely,

Elaine D. Marion
Chief Financial Officer

cc:           Mr. Phillip G. Norton
Lloyd H. Spencer, Esq.

ePlus • 13595 Dulles Technology Dr. • Herndon, Virginia  20171-3413 • 703.984.8400 • 703.984.8600